Exhibit 99.1

REPORT UNDER

NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To:  Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 16, 2024 and, as such votes were conducted by ballot, the number and percentage of votes cast FOR, AGAINST/WITHHELD from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which is available at www.bmo.com/investorrelations.

The Board of Directors and management of the Bank recommended that shareholders vote FOR the election of each of the 13 director nominees listed in the Management Proxy Circular, FOR the appointment of KPMG LLP as Auditors of the Bank, FOR the advisory vote on the Bank’s approach to executive compensation, and AGAINST Shareholder Proposals No. 1, 2, 3, 4 and 5.

1. Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 13 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For		Votes Withheld

Janice M. Babiak	342,157,861	97.36%	9,271,842	2.64%

Craig W. Broderick	347,929,389	99.00%	3,500,313	1.00%

Hazel Claxton	350,277,619	99.67%	1,152,183	0.33%

George A. Cope	334,780,073	95.26%	16,649,729	4.74%

Stephen Dent	350,489,694	99.73%	939,655	0.27%

Christine A. Edwards	340,920,673	97.01%	10,508,676	2.99%

Martin S. Eichenbaum	349,808,876	99.54%	1,620,472	0.46%

David Harquail	350,281,227	99.67%	1,148,121	0.33%

Linda S. Huber	350,224,200	99.66%	1,205,559	0.34%

Eric R. La Flèche	346,253,767	98.53%	5,176,036	1.47%

Lorraine Mitchelmore	347,954,785	99.01%	3,474,973	0.99%

Madhu Ranganathan	318,658,988	90.68%	32,770,815	9.32%

Darryl White	349,208,736	99.37%	2,221,067	0.63%

2. Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2024 fiscal year and the outcome was as follows:

Votes For		Votes Withheld

334,255,699	91.42%	31,382,401	8.58%

3. Advisory Vote on the Bank’s approach to Executive Compensation

A ballot was conducted to vote on the advisory Resolution on the Bank’s approach to Executive Compensation and the outcome was as follows:

Votes For		Votes Against

332,445,540	94.26%	20,256,995	5.74%

4. In-Person Annual Shareholders’ Meetings

A ballot was conducted to vote on a shareholder proposal requesting that the Bank’s annual shareholders’ meetings be held in person, and that virtual meetings be held in addition to, but not in replacement of, face-to-face meetings:

Votes For		Votes Against		Votes Abstain*

178,163,305	50.66%	173,489,986	49.34%	1,048,965

5. Public Disclosure of Non-Confidential Information, Country-By-Country Reporting, Compensation Ratios and Tax Havens

A ballot was conducted to vote on a shareholder proposal requesting that the Bank annually disclose to the general public the non-confidential information related to its Country-by-Country Reporting, for the purposes of detailed and meaningful calculations of compensation ratios, namely broken down by jurisdiction, and to contribute to combatting tax havens:

Votes For		Votes Against		Votes Abstain*

38,374,748	10.92%	312,894,255	89.08%	1,434,063

6. Advisory Vote on Environmental Policies

A ballot was conducted to vote on a shareholder proposal requesting the Bank hold an annual advisory vote on its environmental and climate objectives and action plan:

Votes For		Votes Against		Votes Abstain*

52,971,968	15.26%	294,045,736	84.74%	5,686,257

7. Report on Impact of Oil and Gas Divestment

A ballot was conducted to vote on a shareholder proposal requesting the Bank issue a report disclosing the Bank’s exposure to oil and gas divestment and to qualify and quantify the impacts of divestment from the Canadian oil and gas sector on shareholder value and other relevant economic analysis should BMO continue on the path toward currently established Net Zero objectives:

Votes For		Votes Against		Votes Abstain*

2,357,990	0.67%	347,904,256	99.33%	2,441,616

8. CEO Compensation to Median Employee Pay Ratio

A ballot was conducted to vote on a shareholder proposal requesting the Bank undertake a review of executive compensation levels in relation to the entire workforce and, at reasonable cost and omitting proprietary information, publicly disclose the CEO-compensation-to-median-employee-pay-ratio on an annual basis:

Votes For		Votes Against		Votes Abstain*

38,172,563	10.86%	313,469,226	89.14%	1,062,046

*An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

Dated this 16th day of April, 2024.

Bank of Montreal

By:	/s/ Paul V. Noble
Paul V. Noble
Corporate Secretary